Exhibit 99.1

Spreadtrum and Allyes Establish a Strategic Partnership in the Mobile Internet Field

SHANGHAI, CHINA – February 26, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, and Allyes, a leading comprehensive solution provider of digital interactive marketing in China, have established a partnership to deliver a rich advertising ecosystem to developers deploying applications on Spreadtrum’s mobile platforms. Spreadtrum plans to make an Allyes interface available to application developers at the end of this month.

Through its digital marketing platform, Allyes provides the integrated services of online advertising agency services, advertising networks, performance marketing, advertising technology solutions, content marketing, mobile marketing and search engine marketing to leading global brands such as Sony, Pepsi and Chrysler, and leading Chinese companies such as China Merchants Bank and Taobao.

Spreadtrum and Allyes have worked together to complete a developer SDK for application developers to build applications for Spreadtrum’s ‘smart’ feature phone platform. Spreadtrum’s ‘smart’ feature phone platform features WRE middleware that allows feature phones to behave in a similar fashion to smartphones -- enabling application installation and update post-sale. Through joint collaboration on an interface to Allyes’ advertising platform, Spreadtrum and Allyes will enable Spreadtrum developers to adopt advertising revenue sharing models through the integration of ad display into their applications and will later be extended to Spreadtrum’s smartphone platforms.

“By partnering with Spreadtrum, we are able to expand our footprint in the mobile advertising ecosystem,” said Eric Chen, Allyes’ chief executive officer. “Spreadtrum has a large and growing position in the China 2G and TD-SCDMA markets, and the combination of Spreadtrum’s consumer reach with our advertising platform will give application developers a large audience for ad-supported products.”

“We are pleased to partner with the largest digital integrated marketing provider in China,” said Dr. Leo Li, Spreadtrum’s president and CEO. “The SDK that we’ve developed with Allyes will give Spreadtrum application developers access to Allyes’ large inventory of advertising products, providing them with greater flexibility in their business models and helping them grow revenue.”

Allyes is majority owned by private equity firm Silver Lake.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

About Allyes

Established in 1998, Allyes is a leading comprehensive solution provider of digital interactive marketing in China and a pioneer in Chinese Internet advertising technology. Allyes provides digital integrated marketing, precision directional platform, internet marketing technology and media operation. Allyes’ mission is help its partners of internet gain the long-term maximum benefits and increase their online marketing value and improving efficiency and effectiveness of advertisers’ media spending. Headquartered in Shanghai, China, Allyes has branch offices in Beijing, Shenzhen, Guangzhou, Xi’an, Hangzhou, Nanjing and U.S.A. For more information, please visit www.allyes.com.

Spreadtrum Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s plan to make an Allyes interface available to application developers at the end of this month, the ability of Spreadtrum and Allyes to enable Spreadtrum developers to adopt advertising revenue sharing models through the integration of ad display into their applications and will later be extended to Spreadtrum’s smartphone platforms, Spreadtrum’s growing position in the China 2G and TD-SCDMA markets, the combination of Spreadtrum’s consumer reach with Allyes’s advertising platform will give application developers a large audience for ad-supported products, and the ability of the SDK to give Spreadtrum application developers access to Allyes’ large inventory of advertising products, providing them with greater flexibility in their business models and helping them grow revenue. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the state of and any change in the Company's relationship with Allyes; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact:

Diana Jovin

E-mail: ir@spreadtrum.com

Tel: +1 650-308-8148

Allyes Contact:

Yuning.He

E-mail: marketing@allyes.com

Tel: 86-21-33727623